Exhibit 99.2

Gelteq Limited Contents 31 December 2025

GELTEQ LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Gelteq Limited Consolidated statement of profit or loss and other comprehensive income For the period ended 31 December 2025

		Consolidated
	Note	Six months period ended 31 December 2025	Six months period ended 31 December 2024
		$	$
Revenue
Other income	6	177,245	311,412

Expenses
Corporate expenses	7	(745,346)	(456,743)
IPO related expenses	8	-	(637,594)
Depreciation and amortisation expenses	9	(620,987)	(606,497)
Research expenses	10	(384,727)	(314,472)
Employment Expenses	11	(171,365)	(248,655)
Advertising & marketing expense		(964,041)	(118,211)
Consulting Fees		(550,987)	(409,134)
Other expenses		(286,695)	(203,680)
Operating loss		(3,546,903)	(2,683,574)

Finance costs		(902,072)	(620,785)
(Gain)/loss on derivative revaluation		706,871	-

Loss before income tax expense		(3,742,104)	(3,304,359)
Income tax expense	13	-	-

Loss after income tax expense for the period attributable to the owners of Gelteq Limited		(3,742,104)	(3,304,359)

Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period attributable to the owners of Gelteq Limited		(3,742,104)	(3,304,359)

		$	$
Basic loss per share	28	(0.36)	(0.38)
Diluted loss per share	28	(0.36)	(0.38)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of financial position As at 31 December 2025

		Consolidated
	Note	As at 31 December 2025	As at 30 June 2025
		$	$
Current assets
Cash and cash equivalents	14	9,349	344,648
Trade and Other receivables		414,776	459,724
Prepayments and other assets	16	108,955	522,555
Total current assets		533,080	1,326,927

Non-current assets
Plant and equipment		13,723	15,907
Intangible assets	17	19,314,462	19,857,973
Prepayments and other assets	16	264,253	274,348
Total non-current assets		19,592,438	20,148,228
Total assets		20,125,518	21,475,155

Liabilities

Current liabilities
Trade and other payables	18	607,745	572,094
Borrowings	19	5,100,404	4,203,855
Derivative financial instruments		64,613	771,484
Employee benefits provisions	20	98,740	84,694
Total current liabilities		5,871,502	5,632,127

Non-current liabilities
Borrowings	19	13,550	13,550
Employee benefits provisions	20	38,839	24,992
Total non-current liabilities		52,389	38,542
Total liabilities		5,923,892	5,670,669
Net assets		14,201,627	15,804,486

Equity
Issued capital	21	36,085,114	33,945,869
Accumulated losses		(21,883,487)	(18,141,383)
Total equity (Deficit)		14201,627	15,804,486

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of changes in equity For the period ended 31 December 2025

Consolidated	Issued capital	Reserve	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2025	33,945,869	-	(18,141,383)	15,804,486

Loss after income tax expense for the period	-	-	(3,742,104)	(3,742,104)
Other comprehensive income for the period, net of tax	-	-	-	-
Total comprehensive loss for the period	-	-	(3,742,104)	(3,742,104)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	2,139,245	-	-	2,139,245
Balance at 31 December 2025	36,085,114	-	(21,883,487)	14,201,627

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Gelteq Limited Consolidated statement of cash flows For the period ended 31 December 2025

		Consolidated
	Note	31 December 2025	31 December 2024
		$	$
Cash flows from operating activities
Payments to suppliers and employees (inclusive of GST)		(1,285,451)	(3,576,274)
Research & development tax incentives		172,503	-
Receipt from Customers		45,931	-

		(1,067,017)	(3,576,274)
Interest and other finance costs paid		(15,671)	(18,391)
Net cash used in operating activities		(1,082,688)	(3,594,665)

Cash flows from investing activities
Refund of Security Deposit		10,094	-
Payment towards procurement of property, plant and equipment		-	(3,117)
Payment towards acquisition of intangibles		(75,294)	(325,105)
Net cash used in investing activities		(65,200)	(328,222)

Cash flows from financing activities
Proceeds from issue of shares	21	808,972	7,913,463
Proceeds from borrowings		15,000	747,261
Capital issue costs		-	(1,862,392)
Net cash from financing activities		823,972	6,798,332

Net increase/(decrease) in cash and cash equivalents		(32,390,716)	2,875,445
Cash and cash equivalents at the beginning of the financial half-year		344,648	24,522
Effects of exchange rate changes on cash and cash equivalents		(121,383)	146,635
Cash and cash equivalents at the end of the financial half-year		9,349	3,046,602

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 1. General information

The condensed consolidated financial statements covers Gelteq Limited (“Gelteq” or the “Company”) and its controlled entities (referred to herein as the “Consolidated Entity”). Gelteq Limited is a Company limited by shares, incorporated and domiciled in Australia.

The condensed consolidated financial statements are presented in Australian dollars, which is Gelteq Limited’s functional and presentation currency.

The principal activities of the consolidated entity during the periods ended 31 December 2025 and 31 December 2024 (financial period(s)) were the development and testing of a gel-based delivery system for humans and animals.

The names of the directors in office at any time during or since the end of the financial period are:

Simon Szewach (Non Executive Chairman)

Nathan Jacob. Givoni (Executive Director)

Jeff Olyniec (Non-Executive Director) (Resigned on 30 September 2025)

Philip Dalidakis (Non-Executive Director)

The directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

The condensed consolidated financial statements were authorised for issue, in accordance with a resolution of directors, on 30 June 2026

Note 2. Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 3.

The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in Australian Dollars, which is also the Consolidated Entity’s functional currency. Amounts are rounded to the nearest dollar, unless otherwise stated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of consolidated financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires the Consolidated Entity’s management to exercise judgment in applying the Consolidated Entity’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in note 4.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 2. Basis of preparation (cont.)

New standards, interpretations and amendments effective

The Consolidated Entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any material impact on the financial performance or position of the Consolidated Entity.

The adoption of these Accounting Standards and Interpretations did not have any material impact on the financial performance or position of the Consolidated Entity. The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

●	IAS 1 and IFRS Practice Statement 2, to require entities to disclose their material accounting policy information rather than their significant accounting policies;

●	IAS 7, to clarify that information about measurement bases for financial instruments is expected to be material to an entity’s financial statements; and

●	IAS 8, to clarify how entities should distinguish changes in accounting policies and changes in accounting estimates.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2025. The Consolidated Entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

IFRS18 Presentation and Disclosure in Financial Statements

This standard is applicable to annual reporting periods beginning on or after 1 January 2027. The standard replaces IAS 1 Presentation of Financial Statements, with many of the original disclosure requirements retained and there will be no impact on the recognition and measurement of items in the financial statements. But the standard will affect presentation and disclosure in the financial statements, including introducing five categories in the statement of profit or loss and other comprehensive income: operating, investing, financing, income taxes and discontinued operations. The standard introduces two mandatory sub-totals in the statement: ‘Operating profit’ and ‘Profit before financing and income taxes’. There are also new disclosure requirements for ‘management-defined performance measures’, such as earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) or ‘adjusted profit’. The standard provides enhanced guidance on grouping of information (aggregation and disaggregation), including whether to present this information in the primary financial statements or in the notes. The Consolidated Entity will adopt this standard from 1 July 2027. As at reporting date, the Consolidated Entity has not completed an assessment on the impact of the standard, but it is expected that there will be a material change to the layout of the statement of profit or loss and other comprehensive income.

Amendments to IAS 21 - Lack of Exchangeability

The amendments are applicable to annual reporting periods beginning on or after 1 January 2025. The Standard amends IAS 21 and IFRS 1 to require entities to apply a consistent approach to determining whether a currency is exchangeable into another currency and the spot exchange rate to use when it is not exchangeable. New disclosures are required to help users assess the impact of using an estimated exchange rate on the financial statements. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Gelteq Limited (‘Company’ or ‘parent entity’) as at 31 December 2025 and 31 December 2024 and the results of all subsidiaries for the years then ended. Gelteq Limited and its subsidiaries together are referred to in these financial statements as the ‘Consolidated Entity’.

Subsidiaries are all those entities over which the Consolidated Entity has control. The Consolidated Entity controls an entity when the Consolidated Entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(b) Revenue from contracts with customers

Revenue arises mainly from the manufacturing and sale of products. To determine whether to recognise revenue, the Consolidated Entity follows a 5-step process:

(1)	Identifying the contract with a customer.

(2)	Identifying the performance obligations.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to the performance obligations.

(5)	Recognising revenue when/as the performance obligations are satisfied.

Revenue is recognised either at a point in time or over time, when the Consolidated Entity satisfies performance obligations by transferring the promised goods or services to its customers.

The Consolidated Entity recognises contract liabilities for consideration received in respect to unsatisfied performance obligations and reports these amounts as other liabilities (which we refer to as deferred revenues) in the condensed consolidated statement of financial position. Similarly, if the Consolidated Entity satisfies a performance obligation before it receives the consideration, the Consolidated Entity recognises either a contract asset or a receivable in its condensed consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Sale of Products

Revenue from sale of product for a fixed fee is recognised when or as the Consolidated Entity transfers control of the assets to the customer.

(c) Research and Development Tax Incentive

The Research and Development Tax Incentive programme provides tax offsets for expenditure on eligible R&D activities. Under the programme, the Consolidated Entity, is entitled to a refundable R&D credit in Australia on the eligible R&D expenditure incurred on eligible R&D activities. The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognised when there is reasonable assurance that it will be received. It is recognised in the condensed consolidated statement of comprehensive income in the same period that the related costs are recognised as expenses and relates to refundable amounts on approved expenses.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(d) Business Combinations/Asset Acquisitions

Business combinations occur where an acquirer obtains control over one or more businesses and results in the consolidation of its assets and liabilities.

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control. The business combination will be accounted for from the date that control is obtained, whereby the fair value of the identifiable assets acquired and liabilities (including contingent liabilities) assumed are recognised (subject to certain limited exceptions).

If the acquisition of an asset or a group of assets does not constitute a business, the individual identifiable assets acquired (including intangible assets) and liabilities are assumed. The cost of the group shall be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

(e) Income Tax

The income tax expense (income) for the periods ended 31 December 2025 and 31 December 2024 comprises current income tax expense (income) and deferred tax expense (income).

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where: (a) a legally enforceable right of set-off exists; and (b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period, as well as unused tax losses.

Current and deferred income tax expense (income) is charged or credited outside profit or loss when the tax relates to items that are recognised outside profit or loss or arising from a business combination.

Except for business combinations, no deferred income tax is recognised from the initial recognition of an asset or liability where there is no effect on accounting or taxable profit or loss.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

A deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

(a)	the initial recognition of goodwill; or

(b)	the initial recognition of an asset or liability in a transaction which:

(i)	is not a business combination; and

(ii)	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled and their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

(f) Fair Value of Assets and Liabilities

The Consolidated Entity measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Consolidated Entity would receive to sell an asset or would have to pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

As fair value is a market-based measure, the closest equivalent observable market pricing information is used to determine fair value. Adjustments to market values may be made having regard to the characteristics of the specific asset or liability. The fair values of assets and liabilities that are not traded in an active market are determined using one or more valuation techniques. These valuation techniques maximise, to the extent possible, the use of observable market data.

To the extent possible, market information is extracted from either the principal market for the asset or liability (i.e. the market with the greatest volume and level of activity for the asset or liability) or, in the absence of such a market, the most advantageous market available to the entity at the end of the reporting period (i.e. the market that maximises the receipts from the sale of the asset or minimises the payments made to transfer the liability, after taking into account transaction costs and transport costs).

For non-financial assets, the fair value measurement also takes into account a market participant’s ability to use the asset in its highest and best use or to sell it to another market participant that would use the asset in its highest and best use.

The fair value of liabilities and the entity’s own equity instruments (excluding those related to share-based payment arrangements) may be valued, where there is no observable market price in relation to the transfer of such financial instruments, by reference to observable market information where such instruments are held as assets. Where this information is not available, other valuation techniques are adopted and, where significant, are detailed in the respective note to the condensed consolidated financial statements.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(g) Financial Instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the entity becomes a party to the contractual provisions of the instrument. For financial assets, this is equivalent to the date that the Consolidated Entity commits itself to either purchase or sell the asset (i.e. trade date accounting is adopted).

Financial instruments (except for trade receivables) are initially measured at fair value plus transactions costs, except where the instrument is classified ‘at fair value through profit or loss’ in which case transactions costs are recognised as expenses in profit or loss immediately. Where available, quoted prices in an active market are used to determine fair value. In other circumstances, valuation techniques are adopted.

Trade receivables are initially measured at the transaction price if the trade receivables do not contain a significant financing component or if the practical expedient was applied as specified in IFRS 15: Revenue from Contracts with Customers.

Classification and subsequent measurement

Financial liabilities

Financial liabilities are subsequently measured at:

–	amortised cost; or

–	fair value through profit and loss.

A financial liability is measured at fair value through profit and loss if the financial liability is:

–	a contingent consideration of an acquirer in a business combination to which IFRS 3: Business Combinations applies;

–	held for trading; or

–	initially designated as at fair value through profit or loss.

All other financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest expense to profit or loss over the relevant period.

The effective interest rate is the internal rate of return of the financial asset or liability. That is, it is the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying amount at initial recognition.

Any gains or losses arising on changes in fair value are recognised in profit or loss to the extent that they are not part of a designated hedging relationship.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

The change in fair value of the financial liability attributable to changes in the issuer’s credit risk is taken to other comprehensive income and is not subsequently reclassified to profit or loss. Instead, it is transferred to retained earnings upon derecognition of the financial liability.

If taking the change in credit risk to other comprehensive income enlarges or creates an accounting mismatch, these gains or losses should be taken to profit or loss rather than other comprehensive income. A financial liability cannot be reclassified.

Financial assets

Financial assets are subsequently measured at:

–	amortised cost;

–	fair value through other comprehensive income; or

–	fair value through profit or loss.

Measurement is on the basis of two primary criteria:

–	the contractual cash flow characteristics of the financial asset; and

–	the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

–	the financial asset is managed solely to collect contractual cash flows; and

–	contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

–	the financial asset is managed solely to collect contractual cash flows; and

–	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A financial asset that meets the following conditions is subsequently measured at fair value through other comprehensive income:

–	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates; and

–	the business model for managing the financial asset comprises both contractual cash flows collection and the selling of the financial asset.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

By default, all other financial assets that do not meet the measurement conditions of amortised cost and fair value through other comprehensive income are subsequently measured at fair value through profit or loss.

The Consolidated Entity initially designates a financial instrument as measured at fair value through profit or loss if:

●	it eliminates or significantly reduces a measurement or recognition inconsistency (often referred to as an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases;

●	it is in accordance with the documented risk management or investment strategy and information about the groupings is documented appropriately, so the performance of the financial liability that is part of a group of financial liabilities or financial assets can be managed and evaluated consistently on a fair value basis; and

●	it is a hybrid contract that contains an embedded derivative that significantly modifies the cash flows otherwise required by the contract.

The initial measurement of financial instruments at fair value through profit or loss is a one-time option on initial classification and is irrevocable until the financial asset is derecognised.

Derecognition

Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability, is treated as an extinguishment of the existing liability and recognition of a new financial liability.

The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derecognition of financial assets

A financial asset is derecognised when the holder’s contractual rights to its cash flows expires, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All the following criteria need to be satisfied for the derecognition of a financial asset:

●	the right to receive cash flows from the asset has expired or been transferred;

●	all risk and rewards of ownership of the asset have been substantially transferred; and

●	the Consolidated Entity no longer controls the asset (i.e it has no practical ability to make unilateral decisions to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

On derecognition of a debt instrument classified as fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(h) Impairment of assets

At the end of each reporting period, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. The assessment will include considering external sources of information and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recover able amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use to the asset’s carrying amount. Any excess of the asset’s carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Consolidated Entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(i) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labour, import duties and taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Raw materials, finished goods and work in progress are stated at the lower of cost and net realisable value. Cost comprises of purchase and delivery costs, net of rebates and discounts received or receivable. Costs are assigned to individual items of inventory on the ‘first in first out’ basis.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Consolidated Entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Consolidated Entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(k) Intangible Assets Other than Goodwill

Trade secrets

Trade secrets with finite useful lives that are acquired separately, including those acquired in a business combination recognised separately from goodwill, are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives which are disclosed below. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Under IFRS 138, An intangible asset arising from development (or from the development phase of an internal project) shall be recognised if, and only if, an entity can demonstrate all of the following:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

(b)	its intention to complete the intangible asset and use or sell it.

(c)	its ability to use or sell the intangible asset.

(d)	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

(f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure that does not meet the criteria for capitalisation above are recognised as an expense as incurred.

Patents & trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

The amortisation rates used for each class of intangible asset with a finite useful life are:

Class of Intangible Asset	Amortisation Period
Trade Secrets	20 Years
Patents and Trademarks	20 Years

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

Foreign Currency Transactions and Balances

(l) Functional and presentation currency

The functional currency of each of the companies in the Consolidated Entity is measured using the currency of the primary economic environment in which that Company operates. The condensed consolidated financial statements are presented in Australian dollars, which is the Parent company’s functional currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is directly recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

(m) Employee Benefit Provisions

Short-term obligations

Liabilities for accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.

(n) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(o) Government Grants

Government grants received on capital expenditure are generally deducted in arriving at the carrying amount of the asset purchased. Grants for revenue expenditure are recognised as other income by the Consolidated Entity. Where retention of a government grant is dependent on the Consolidated Entity satisfying certain criteria, it is initially recognised as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the condensed consolidated statement of comprehensive income or netted against the asset purchased.

(p) Trade and other receivables

Trade and other receivables are recognised at amortised cost, less any allowance for expected credit losses.

(q) Trade and Other Payables

Trade and other payables represent the liabilities for goods and services received by the entity that remain unpaid at the end of the reporting period. The balance is recognised as a current liability with the amounts normally paid within 30 days of recognition of the liability.

Trade and other payables are initially measured their fair value and subsequently measured at amortised cost using the effective interest method.

Accruals are recognised when they can be reasonably estimated and attributed to the relevant financial period. They are assessed for fair value and carried at amortised cost. They are derecognised when a liability for payment is raised as a trade or other payable.

(r) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the year of the borrowings using the effective interest method.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(s) Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Consolidated Entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

(t) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the ATO is included with other receivables or payables in the statement of financial position.

(u) Earnings per Share (EPS)

Basic loss per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Consolidated Entity, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the period.

Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares, unless anti dilutive.

(v) Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

(w)  Share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

Equity-settled transactions

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is generally determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. There is no such equity settled transactions where fair value is measured under these methods for financial current or previous reporting periods.

The cost of equity-settled transactions is recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Cash-settled transactions

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

There are no cash settled transactions for period ended 31 December 2025.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Consolidated Entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Consolidated Entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 3. Summary of significant accounting policies (cont.)

(x) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial period.

Where the Consolidated Entity retrospectively applies an accounting policy, makes a retrospective restatement or reclassifies items in its financial statements, a third statement of financial position as at the beginning of the preceding period in addition to the minimum comparative condensed consolidated financial statements is presented.

Note 4. Critical accounting judgements, estimates and assumptions

The preparation of the condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Estimation of useful lives of assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Going Concern

The working capital position as at 31 December 2025 of the Company results in an excess of current assets over current liabilities of $ 5,338,422 (30 June 2025: excess of current liabilities over current assets $4,305,200). The Company made a loss after income tax of $3,742,104 during the six-month ended 31 December 2025 (6-month period ended 31 December 2024 loss: 3,304,359). As of 31 December 2025, there are no capital commitments outstanding. The cash balances as at 31 December 2025 was $9,349 (30 June 2025 : $344,648).

The Consolidated Entity’s six month condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The six month condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Consolidated Entity be unable to continue as a going concern.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 5. Operating segments

During the current financial period, the Consolidated Entity operated in one segment.

IFRS 8 requires operating segments to be identified on the basis of internal reports about the components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In the current year the board reviews the Consolidated Entity as one operating segment being the development and testing of a gel based delivery system for humans and animals within Australia.

Note 6. Other income

	Consolidated
	31 December 2025	31 December 2024
	$	$
Net foreign exchange gain	(1,347)	191,487
Research & Development – tax incentive	178,592	119,925
Other income	177,245	311,412

Note 7. Corporate expenses

	Consolidated
	31 December 2025	31 December 2024
	$	$
Accounting expense	178,860	104,235
Professional Fees	209,125	11,226
Audit fees	36,997	19,321
Management Fees
Entertainment	536	32,968
Insurance	171,316	88,879
Investor Relation	-	110,316
Public Relation Fee	-	89,798
Legal Fee	148,512	-
	745,346	456,743

Note 8. IPO related expenses

	Consolidated
	31 December 2025	31 December 2024
	$	$
Legal fees	-	54,781
Consultant fees	-	526,227
NASDAQ LIsting fee	-	56,586
	-	637,594

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 9. Depreciation and amortisation expense

	Consolidated
	31 December 2025	31 December 2024
	$	$
Amortisation expenses	618,803	604,794
Depreciation on machinery	2,184	1,703
	620,987	606,497

Note 10. Research expenses

	Consolidated
	31 December 2025	31 December 2024
	$	$
Product research and development expenses	384,727	314,472

Note 11. Employment expenses

	Consolidated
	31 December 2025	31 December 2024
	$	$
Wages and salaries	129,689	208,390
Superannuation contribution – employees	15,451	23,965
Accrued leave expenses	14,046	16,300
Payroll tax expense	(1,668)	-
Long service leave expense	13,847	-
	171,365	248,655

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 12. Finance costs

	Consolidated
	31 December 2025	31 December 2024
	$	$
Interest expense on Shareholder loans (refer to note 19)	391,687	298,726
Amortisation of discount on convertible notes (refer to note 19)	110,210	97,266
Interest and finance charges – Others	20,526	36,502
Interest on Convertible notes (refer to note 19)	379,649	188,291
	902,072	620,785

Note 13. Income tax expense

	Consolidated
	31 December 2025	31 December 2024
	$	$
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(3,742,104)	(3,304,359)
Tax at the statutory tax rate of 25%	(935,526)	(826,090)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Permanent differences	110,053	168,291
Timing differences (not meeting deferred asset criteria)	(21,963)	(124,932)
Carry forward losses (not meeting deferred asset criteria)	847,436	782,731
Income tax expense	-	-

Note 14. Cash and cash equivalents

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current assets
Cash at bank	9,349	344,648

Note 15. Trade and other receivables

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current assets
GST	19,235	22,993
Other debtors – research and development tax refund receivable	395,541	390,800
Accounts receivables	-	45,931
	414,776	459,724

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 16. Prepayments and other assets

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current assets
Prepaid Expenses	24,256	266,540
Advance for equipment	19,838	19,838
Prepayment	33,088	33,088
Insurance**	-	171,316
Advance payments to vendors for supply of raw materials	31,773	31,773
	108,955	522,555
Non-current assets

Security deposits	84,510	94,605
Other deposits	179,743	179,743

	264,253	274,348

	373,208	796,903

*	Other deposits consist of the deposit paid to Asiana Trading corporation

**	A majority of Insurance consists of D&O insurance

Note 17. Intangible assets

	Consolidated
	31 December 2025	30 June 2025
	$	$
Non-current assets
Trade Secrets and Patents – at cost	23,857,306	23,857,306
Less: Accumulated amortisation	(5,423,478)	(4,827,042)
Net carrying value	18,433,828	19,030,264

Patents and trademarks – at cost	873,406	234,289
Add: Additions	75,293	639,117
Less: Accumulated amortisation	(68,065)	(45,697)
Net carrying value	880,634	827,709
	19,314,462	19,857,973

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 17. Intangible assets (cont.)

Reconciliation

Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:

Consolidated	Trade Secrets	Patents & trademarks	Total
	$	$	$
Balance at 1 July 2024	20,223,135	214,823	20,437,958
Additions	-	639,117	639,117
Amortisation expense	(1,192,870)	(26,232)	(1,219,102)

Balance at 30 June 2025	19,030,265	827,708	19,857,973
Additions	-	75,293	75,293
Amortisation expense	(596,436)	(22,368)	(618,804)
Balance at 31 December 2025	18,433,829	880,633	19,314,462

Trade secrets were acquired during 2021 financial year by the Consolidated Entity and are amortised over its useful life estimate of 20 years. As at 31 December 2025 the remaining useful life of the trade secrets is 15.5 years (30 June 2025:16 years).

Assessment for impairment - 31 December 2025

Management has assessed the existence of impairment indicators for intangible assets as at the half-year reporting date. No internal or external indicators of impairment were identified. Accordingly, no impairment test has been performed, and the carrying amounts of intangible assets remain appropriate.

Methodology

An impairment loss expense in the profit or loss is recognised when the carrying amount of an asset exceeds its recoverable amount. The Consolidated Entity determined the recoverable amounts of the Gelteq Consolidated Entity as one cash generating unit (“CGU”) using a value in use approach

The recoverable amount of the CGU has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by management. The management extended the forecasts for a period of 4 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation. Also included at the end of the forecast period is a terminal value reflecting a continuing value at the end of the forecast period on the basis of capitalising free cash flows in perpetuity at a growth rate of 2.5% per annum.

These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

A reference to Financial Years (FY), refers to a period covering July 1st to June 30th the next year. A reference to a calendar year (CY) refers to the period from January 1st to December 31st of the same year.

The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets. For any AUD figures presented from the valuation analysis, these have been obtained by conversion from USD at an exchange rate of 1 AUD = 0.6693 USD.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 17. Intangible assets (cont.)

Fair value less cost to sell and key assumptions

The Company estimates the fair value less cost to sell of the Consolidated Entity’s CGU using discounted cash flows. Management assumptions were developed incorporating internal and external market information, although the extent to which they rely on past experience of the Consolidated Entity is limited given the consolidated entity has not yet started full scale operations, pending completion of capital raising activities where necessary, with external sources of information having been adjusted to reflect factors specific to the Consolidated Entity. Fair value less cost to sell is categorised within level 3 of the fair value hierarchy.

For the reporting period ended 31 December 2025, the recoverable amount of the CGU was determined based on fair value less cost to sell calculations which required the use of key assumptions:

Operating Segments

The Consolidated Entity’s cash flows are generated from one CGU which covers nutraceuticals for humans and animals, pharmaceutical for humans and animals and controlled substances.

Cash Flow Projections

●	The calculations used cash flow projections based on financial budgets and forecasts approved by management covering FY25 to FY31. The projections included negative undiscounted operating cash flows in FY27 before making positive operating returns from FY28 onwards as the business scales up operations and operating margins that are in line with industry averages in similar industries. A full 5 years of cash flow projections were used to allow for 2 years of positive cash flow projections in the forecast period. The management experts extended the forecasts for an additional 4 years for a total forecast period of 9 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation.

●	A pre-tax discount rate range of 22-24%, reflecting rates of return required by typical investors in early-stage businesses similar to the Consolidated Entity, was applied.

Revenue

●	Management have implemented a hybrid revenue model with revenue generated from manufacturing and royalties (on each individual order).

●	The forecast model is based on a 4 year compound average growth rate of 82%, based on management forecasts to FY31. The model forecast revenue growth rates 100% in FY27, 174% in FY28, 65% in FY29, 73% in FY30 and 50% in FY31, following revenue growth in FY27 from a close to nil level in FY26.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 17. Intangible assets (cont.)

Gross Margins

●	Gross margin is forecast to increase from 0% in FY26 to 50% in FY27 and beyond. The benefits of scaling from manufacturing larger quantities is considered to be forecast relatively conservatively as different clients will have different formulations which may mean scale benefits are lower than for the production of homogenous products. The forecast gross margins are in line with comparable industry gross margins.

Operating Expense

●	The largest operating expense is employee costs. Salary and benefits are forecast to increase by 40% in FY27, 56% on FY30 and 9% in FY31, with growth rates declining thereafter, in line with reducing revenue growth, and oncosts are forecast at 18-19% of salaries.

EBITDA

●	The forecast model is based on a long-term EBITDA margin of 29%. Forecast EBITDA is negative in early years, which is expected for an early stage startup business where typically the average timeframe to profitability is 2 -3 years. The forecast model’s EBITDA margins are -33% in FY27, 10% in FY28, and 20% in FY29, 26% in FY 30 and beyond, 31% in FY31 with the ongoing EBITDA equal to similar industries in relevant world markets.

CAPEX

●	No material Capex has been forecast as the costs borne by Gelteq in working with clients to develop products is included in other forecast expenses.

Amortisation

●	Amortisation has been estimated at 5% of the opening intangibles balance each year. This roughly equates to an average useful life of 20 years for intangibles, which is in line with the Consolidated Entity’s current policy.

Tax Rate

●	A tax rate of 30% has been applied in line the with the corporate tax rate in Australia. Whilst the tax rate may be lower in earlier years, this tax rate is in line with the Consolidated Entity’s long term tax rate and the tax rate of a likely acquirer.

Working Capital

●	Model forecasts the receivables and payables at 30 days in line with management expectations. Payables days are only applied to operating expenses as all manufacturing costs are paid prior to dispatch to customers.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 17. Intangible assets (cont.)

Other Balance Sheet Items

●	There are no other assumptions that result it material balance sheet movements that affect forecast cash flow.

Terminal Growth Rate

●	Long term growth rate, used for the terminal value calculation, is 2.5%, reflecting the Australian long term nominal inflation rate.

Apart from the considerations described in determining the value-in-use of the cash-generating units described above, management is not currently aware of any other probable changes that would necessitate changes in its key estimates

Note 18. Trade and other payables

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current liabilities
Trade payables	540,656	182,632
Accruals	21,688	100,138
Wages Payable	3,810	1,070
PAYG Withholding Payable	23,112	155,284
Superannuation Payable	18,479	23,039
Insurance Funding	-	109,931
	607,745	572,094

Due to their short-term nature, the directors consider that the carrying amount of trade payables approximates to their fair value. No interest is payable on amounts classified as trade and other payables.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 19. Borrowings

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current liabilities
Loan – Director(i)	5,086	5,086
Loan from associated entities(ii)	157,215	156,828
Shareholder Loans(iii)	2,876,935	2,485,632
Non interest bearing loan	15,000	-
Convertible notes payable(iv)	2,147,623	2,037,413
Debt discount(v)	(101,455)	(481,104)
	5,100,404	4,203,855
Non-current liabilities
Loan from Director (term – 5 years, interest free)	13,550	13,550

	5,113,954	4,217,405

Loans from Directors

(i) This is an unsecured and interest free loan with no maturity terms provided by directors of the Company.

Loan from associated entities

(ii) During the previous financial years ended 30 June 2021 and 30 June 2020, the Company received unsecured loans from Nutrition DNA and Domalina Unit Trust. Such loans have a maturity term of 5 years, and 0.5% interest per annum. Nutrition DNA and Domalina Unit Trust are entities associated with Nathan Givoni and Simon Szewach directors of the Company

Shareholder loans

(iii) On 20 January 2022 the Company entered into unsecured loan agreements with some of the Company’s existing shareholders (Lending shareholders). Under the loan agreement, the Company received loans amounting to $1,493,445, at an interest rate of 12% per annum. The loans had an original maturity term of 18-months and were expected to be mature on 15 July 2023.

As part of the loan agreement, the Company issued 63,807 fully paid ordinary shares, valued at $373,903 to the Lending Shareholders on 28 February 2022. The issuance of shares was recognised as transaction cost associated with the loan agreement.

The Company has recognised the shareholders loans initially at fair value of $1,119,542 (being the amounts received, net of transaction costs) and subsequently carried at amortised cost using an effective interest method.

On 3 January 2023, the shareholders loans were extended for an additional 12 months at an interest rate of 12% maturing on 15 July 2024. As at 30 June 2024, the shareholders loans were reclassified from non-current to current during as their repayment date is less than 12 months after 30 June 2024.

Subsequent to 31 December 2024, the Company and the lending shareholders agreed to extend the loan maturity until 31 December 2025.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 19. Borrowings (cont.)

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is generally determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The table below shows the movement of Shareholder loans during the respective periods.

	Consolidated
	31 December 2025	30 June 2025
	$	$
Opening Shareholder Loan balance	2,485,632	1,923,000
Interest accrued during the year*	391,303	634,149
Repayment during the period	-	(71,517)
	2,876,935	2,485,632

*	Interest accrued represent the six months interest accrued as at 31 December 2025 and twelve months interest accrued as at 30 June 2025.

Convertible notes

(iv) On 5 May 2023 the directors received Board approval to issue up to $1,000,000 in $1 unsecured convertible notes redeemable on 31 December 2025, an interest rate of 12% and a conversion discount of 12%. On a Liquidity event, or at least 90 days prior to Maturity, each Noteholder may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction

●	of which the Noteholder has a conversion discount of 12% to the determined market value.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 19. Borrowings (cont.)

The convertible note balance as at 31 December 2024 comprises of convertible note funds received $ 747,262 and accrued interest of $97,266.

Since the year ended June 30, 2023, the Company has issued the following additional convertible notes (on the same terms and conditions as the previous convertible notes);

●	September 2023, $25,000

●	October 2023, $150,000

The total amount raised from the convertible note issue was $1,004,889, over the Board approved amount of $1,000,000, due to the impact of movements in exchange rates. The issue has now been fully subscribed and was closed in October 2023.

On 2 February 2024, the Board of Directors approved the issuance of convertible notes (the “February 2024 Convertible Note”) to raise up to AUD$400,000. Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. On 26 March 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338.

On 27 May 2024, the Board of Directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. As at 30 June 2024, the Company had received proceeds of AUD$250,000 through the issuance of the May 2024 Convertible Notes.

Each holder of Convertible Note may, on a Liquidity event, or at least 90 days prior to Maturity, may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction of which the Noteholder has a conversion discount of 22% to the determined market value.

The table below shows the movement of Convertible Notes during the respective periods.

	Consolidated
	31 December 2025	30 June 2025
	$	$
Opening convertible note balance	2,037,412	1,745,897
Convertible notes issued – received in cash	-	1,327,262
Interest accrued	110,209	169,343
Repayment During the year – in cash	-	(772,975)
Convertible notes converted into shares	-	(432,115)
	2,147,621	2,037,412

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 19. Borrowings (cont.)

	Consolidated
	31 December 2025	30 June 2025
	$	$
Opening balance	481,104	-
Debt discount on convertible notes recognised during the period	-	1,279,184
Correction of debt discount and derivative liability	-	292,961
Amortisation of discount	(379,649)	(1,091,041)
	101,455	481,104

Embedded derivative on convertible notes

(v) In accordance with the policy noted in Note 3, when the Company’s shares attained a trading stock price upon the completion of the IPO and listing of the Company’s shares, the Company valued and separately accounted for the derivative embedded within convertible notes issued by the Company.

The embedded derivative for the October 2024 convertible notes was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $4.46

-	Risk free rate: 4.29%

-	Term: 1.17 years

-	Volatility: 79%

The embedded derivative for the February 2025 convertible notes was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $2.91

-	Risk free rate: 4.09%

-	Term: 1.3 years

-	Volatility: 85%-86%

The embedded derivative for the 2025 convertible note settlements was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $3.84

-	Risk free rate: 4.25%

-	Term: 0.98 years

-	Volatility: 82%-85%

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 19. Borrowings (cont.)

The embedded derivative for the remaining convertible notes as of 31 December 2025 was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $1.19

-	Risk free rate: 67%

-	Term: 0.5 years

-	Volatility: 68%-87%

This calculation produced an estimated fair value of the embedded derivative of $1,572,145, was accounted for as a liability as the conversion terms of the notes do not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The difference between the face value of the notes and their liability component following the classification of the embedded derivative as a liability was accounted for as a debt discount, which will be amortised as finance costs across the life of the notes. The fair value adjustment of the convertible notes as at 31 December 2025 resulted in a gain of $706,871.

Note 20. Employee benefits provisions

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current liabilities
Provision for Annual leave	98,740	84,694

Non-current liabilities
Long service leave	38,839	24,992

	137,579	109,686

Amounts not expected to be settled within the next 12 months

As of 31 December 2025, provision for employee benefits includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the consolidated entity does not have an unconditional right to defer settlement. However, based on past experience, the consolidated entity does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 20. Employee benefits provisions (cont.)

Employee entitlements:

Annual leave

	Consolidated
	31 December 2025	30 June 2025
	$	$
Opening Balance	84,694	98,368
Annual leave taken	-	(20,504)
Additional provisions raised	14,046	6,830

Closing balance	98,740	84,694

Long Service leave

	Consolidated
	31 December 2025	30 June 2025
	$	$
Opening Balance	24,992	20,018
Long service leave taken during the period	-	(4,496)
Additional provisions raised	13,847	9,470

Closing balance	38,839	24,992

Note 21. Issued capital

	Consolidated
	31 December 2025	30 June 2025	31 December 2025	30 June 2025
	Shares	Shares	$	$
Ordinary shares – fully paid	11,183,694	10,028,025	36,085,114	33,945,869

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 21. Issued capital (cont.)

Movements in ordinary share capital

Details	Date	Shares	Issue Price	$
Opening balance	1 July 2025	10,028,025	$0.0000	33,945,869
Shares issued in lieu of advisory & Marketing services	18 September 2025	160,000	$2.1945	351,120
Share issued in lieu of Marketing services	18 September 2025	250,000	$2.0292	507,290
Share Purchase Agreement - Lincoln Park	03 September 2025	47,846	$1.7183	82,215
Share Purchase Agreement - Lincoln Park	19 September 2025	38,051	$2.0399	77,620
Share Purchase Agreement - Lincoln Park	24 September 2025	38,819	$2.1976	85,310
Share Purchase Agreement - Lincoln Park	30 September 2025	39,556	$2.0966	82,934
Share Purchase Agreement - Lincoln Park	01 October 2025	41,425	$1.9513	80,832
Share Purchase Agreement - Lincoln Park	16 October 2025	42,337	$1.9668	83,269
Share Purchase Agreement - Lincoln Park	11 November 2025	25,000	$1.6526	41,316
Share Purchase Agreement - Lincoln Park	14 November 2025	25,000	$1.5286	38,214
Share Purchase Agreement - Lincoln Park	18 November 2025	25,000	$1.4939	37,348
Share Purchase Agreement - Lincoln Park	21 November 2025	25,000	$1.3653	34,133
Share Purchase Agreement - Lincoln Park	24 November 2025	75,000	$1.6404	123,027
Share Purchase Agreement - Lincoln Park	15 December 2025	25,000	$1.4443	36,107
Share issued in lieu of Marketing services	26 November 2025	250,000	$1.6383	409,583
Share Purchase Agreement - Lincoln Park	16 December 2025	47,635	$1.4470	68,928
Total		11,183,694		36,085,115

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Consolidated Entity in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Consolidated Entity does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents. The Consolidated Entity may issue shares to investors and suppliers (and employees) time to time to raise capital and compensate for services received.

In order to maintain or adjust the capital structure, the Consolidated Entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As of December 31, 2025, the company has 91,000 warrants outstanding, each entitling the holder to purchase one common share of the company at an exercise price of $5.00 USD. The warrants expire 5 years from the date of issuance. The company has estimated the relative fair value of the outstanding warrants and found it to be immaterial to be reported for the period ending 31 December 2025

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 22. Dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

Note 23. Key management personnel

Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, are comprised of the directors of the Company.

Directors

The following persons were directors of Gelteq Limited during the financial period:

Mr. Simon Hayden Szewach	(Non-Executive Chairman)
Mr. Nathan Jacob Givoni	(Executive Director)
Mr. Jeffrey W. Olyniec	(Non-Executive Director) - Resigned on 30 September 2025
Mr. Philip Dalidakis	(Non-Executive Director)

Other key management personnel

The following person also had the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity, directly or indirectly, during the financial period:

The aggregate compensation paid/payable to members of key management personnel of the consolidated entity is set out below:

	Consolidated
	31 December 2025	31 December 2024
	$	$
Short-term employee benefits	99,547	199,095
Post-employment benefits	11,945	22,896
	111,492	221,991

Note 24. Contingent assets & Liabilities and Commitments

There were no contingent liabilities or assets as at 31 December 2025 and 31 December 2024 and no other material commitments as at 31 December 2025 and 31 December 2024.

Note 25. Capital commitments — Property, plant and equipment

The Consolidated Entity had no capital commitments for property, plant and equipment as at 31 December 2025 and 30 June 2025.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 26. Related party transactions

Parent entity

Gelteq Limited is the parent entity.

Subsidiaries

Key management personnel

Disclosures relating to key management personnel are set out in note 23.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	31 December 2025	30 June 2025
	$	$
Payment for other expenses:
Interest expense on loans from directors (as part of shareholder loan issue)*	339,121	634,150
Interest paid to commonly controlled entity*	-	763
Management and consulting services**	-	48,000

*	The interest is accrued and not paid.

**	During the year the Company received Management and Legal services from Asiana Trading Corporation, an entity associated with Jeff Olyniec (until December 2021), a director of the Company.

Outstanding balances arising from transactions with related parties:

	Consolidated	Consolidated
Receivables from related parties	31 December 2025	30 June 2025
	$	$
Prepayment*	33,088	33,088

●	*During August 2022, the company as per agreement with Asiana Trading corporation paid first deposit for its future order. Asiana Trading Corporation is an entity associated with Jeff Olyniec, a director of the Company who resigned on 30 September 30, 2025. The balance is included within Prepayments and other assets in the Condensed Consolidated Statement of Financial Position.

●	**During the year 30 June 2022, the Company entered into agreement with Lifestyle Breakthrough Pty Ltd. an entity associated with Nathan Givoni and Simon H. Szewach , directors of the Company for sale of goods & service. The balance is included in Trade and other receivables in the Condensed Consolidated Statement of Financial Position and the amount has been written back during the current financial year.

●	***Payables to key management personnel are included within Wages payables in Note 18.

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 26. Related party transactions (cont.)

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Consolidated
Loans from related parties	31 December 2025	30 June 2025
	$	$
Beginning of the period	2,140,364	1,662,411
Interest accrued during the year	293,707	549,470
Repayments made during the period	-	(71,517)
Closing Balance	2,434,071	2,140,364

The Loans from directors relates to loans provided in the year ended 30 June 2022, by Jeffrey Olyniec, Executive Director and B&M Givoni Ltd. a close family member of Nathan Givoni, Executive director of the Company. These loan agreements are compound financial instruments with both debt and equity components. The loans include an equity component of $124,108 comprising of 21,179 fully paid Ordinary Shares to be issued to the Lending Shareholders. 21,179 shares were determined based on shares equivalent to $1.00 for every $4.00 of principal loaned to the Company, as agreed in the loan agreements. These have been recognised as equity on inception of the loans. The shares were to be issued within 90 days of the loan being advanced with a deemed issue price of $5.86 per fully paid ordinary share, being the pre-dilution price and were issued on April 28, 2022.

The Consolidated Entity has recognised the shareholders loans initially at fair value of $369,337, net of the equity component of $124,108 and subsequently carried at amortised cost using an effective interest method. During the 2023 financial year, the shareholders loans received on 4 February, 2022, had their maturity date extended in January 2023, and approximately $1,938,287 was to be repaid on 15 July, 2024. The resulting gain on the modification of the liability is recognized in the profit and loss statement and there was no repayment of interest or loan during the year (no repayment of interest or loan during the year ended 30 June 2023). These extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognised on modification date, and the new liability for the extended loans is recognised at fair value, discounted using an appropriate discount rate.

Subsequent to 30 June, 2024, the loans were extended with a new maturity date of 31 December, 2025, at an interest rate of 12% and an amount to be repaid of approximately $2,153,929.

(i) Include loans from shareholders holding more than 5% of issued capital not previously included as related party loan

	Consolidated
Loans from associated entities	31 December 2025	30 June 2025
	$	$
Opening balance	156,713	156,068
Interest charged	500	645
	157,213	156,713

Gelteq Limited Notes to the consolidated financial statements 31 December 2025

Note 26. Related party transactions (cont.)

Convertible notes from Related Parties

	Consolidated
	31 December 2025	30 June 2025
Opening Balance	793,085	759,678
Proceeds from convertible note issue	-	287,886
Interest accrued	31,049	73,011
Repaid during the year	-	(327,490)
Closing Balance	824,134	793,085

*	The Convertible Notes from directors relates to:

-	For 2024, convertible notes received from an entity related to Nathan Givoni, Executive Director, and Jeffrey Olyniec, Non — Executive Director.

-	For 2025, convertible notes received from an entity related to Nathan Givoni, Executive Director.

(i)  Include convertible notes from shareholders holding more than 5% of issued capital not previously included as related party loan

Terms and conditions

Transactions with related parties have not undergone a formal benchmarking process to establish whether arrangements are conducted under normal market terms and conditions, accordingly, such transactions may not be considered at arm’s length. Related party loans are either unsecured, interest-free and payable on demand or are subject to unsecured loan agreements with fixed terms and interest payable.

Interest-free loans are noted accordingly.

No adjustment has been made to their carrying value. The parent company has not provided any guarantees in relation to any debts incurred by its subsidiaries.

Note 27. Events after the reporting period

No matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 28. Earnings per share

	Consolidated
	31 December 2025	31 December 2024
	$	$
Loss after income tax attributable to the owners of Gelteq Limited	(3,742,104)	(3,304,359)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	10,483,586	8,620,569

Weighted average number of ordinary shares used in calculating diluted earnings per share*	10,483,586	8,620,569

	$	$
Basic loss per share	(0.36)	(0.38)
Diluted loss per share	(0.36)	(0.38)

Gelteq Limited Directors’ declaration 31 December 2025

In accordance with a resolution of the directors of Gelteq Ltd, the directors of the Company declare that:

In the directors’ opinion:

●	the financial statements and notes set out in this document are in accordance with requirements of the International Financial Reporting Standards (IFRS), including:

(i)	complying with International Accounting Standard IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board, and

(ii)	present fairly in all material respects the Consolidated Entity’s financial position as at 31 December 2025 and 30 June 2025, and the results of its operations and its cash flows for each of the six month periods ended 31 December 2025 and 31 December 2024, and

●	there are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

On behalf of the directors

/s/ Simon H. Szewach
Simon H. Szewach
Non Executive Chairman

30 June 2026